UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

For Period Ended:	March 31, 2013
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Oxford Resource Partners, LP
Full Name of Registrant

Former Name if Applicable

41 South High Street, Suite 3450
Address of Principal Executive Office (Street and Number)

Columbus, OH 43215
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Oxford Resource Partners, LP (the “Company”) could not, without unreasonable effort and expense, file its Quarterly Report on Form 10-Q for the period ended March 31, 2013 within the prescribed time period.  The Company has been actively working with lenders for a refinancing of its existing credit facility (a “Credit Facility Refinancing”).  These efforts have been ongoing and extensive and have required the Company to devote key personnel and administrative resources, including the personnel and resources of its accounting and financial reporting organization, to matters relating to a Credit Facility Refinancing.  The Company expects to file its Quarterly Report on Form 10-Q within the grace period prescribed by Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Bradley W. Harris	(614)	643-0321
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates reporting the following significant changes from the corresponding period for the last fiscal year:

•
Revenue and total cost of coal sales for the first quarter of 2013 are expected to each be $9.2 million less than for the first quarter of 2012 as a result of decreased production and sales from our Illinois Basin mines.

•
Impairment and restructuring expenses are expected to be $8.3 million less for the first quarter of 2013 as compared to the first quarter of 2012 due to the restructuring related to our Illinois Basin mines that began and had heavy concentration in the first quarter 2012 as compared with very little restructuring activity in the first quarter of 2013.

•
Net loss for the first quarter of 2013 is expected to be $9.3 million less than for the first quarter of 2012 due primarily to the $8.3 million in greater impairment and restructuring expenses in the first quarter of 2012 as compared to the first quarter of 2013.

The foregoing statements about a Credit Facility Refinancing, the anticipated timing for filing of the Quarterly Report on Form 10-Q and the Company’s expected results of operations are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  These forward-looking statements are based upon information presently available to the Company and assumptions that it believes to be reasonable.  Investors are cautioned that all such statements involve risks and uncertainties, including the risks that the Company may not be able to satisfactorily conclude a Credit Facility Refinancing, that additional resources and time may be needed to complete and file the Quarterly Report on Form 10-Q and that the Company’s actual operating results may differ materially from the foregoing estimates upon completion of management’s review of the financial statements.

Oxford Resource Partners, LP
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 10, 2013	By	/s/ Bradley W. Harris
Bradley W. Harris Senior Vice President, Chief Financial Officer and Treasurer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).